SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Paybox Corp
(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

70433R100
(CUSIP Number of Class of Securities)

Matthew E. Oakes
Chairman of the Board of Directors, Chief Executive Officer and President
Paybox Corp
500 E. Broward Blvd., Suite #1550
Ft. Lauderdale, FL 33394
(631) 873-2900
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Scott Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation (*)	Amount of Filing Fee (**)
$180,000	$36

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 226,000 shares of common stock for $0.80 per share in cash in lieu of issuing fractional shares to holders of less than 1,000 shares of common stock after the proposed reverse stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $180,000 by 0.0002.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Paybox Corp, a Delaware corporation (the “Company”), on December 30, 2016, in connection with a proposed transaction to terminate the registration of shares of its common stock, $0.0001 par value per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-1,000 reverse stock split.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Paybox Corp, a Delaware corporation. The Company’s principal executive offices are located at 500 E. Broward Blvd., Suite #1550, Ft. Lauderdale, FL 33394. The Company’s telephone number is (631) 873-2900.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.0001 par value per share, of which 12,988,282 shares were outstanding as of December 29, 2016.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer of the Company is set forth below.

Board of Directors
James A. Cannavino
Paul Lisiak
Thomas C. Lund
John J. Murabito
Matthew E. Oakes

Executive Officers
Matthew E. Oakes
Lowell Rush

The address of each director and executive officer of the Company is c/o Paybox Corp, 500 E. Broward Blvd., Suite #1550, Ft. Lauderdale, FL 33394.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Effects of the Reverse Stock Split – Effects on the Unaffiliated Remaining Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. None.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None. (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Effective Date” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Purposes of and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” and “– Conduct of Our Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS “– Purposes of and Reasons for the Reverse Stock Split” and “– Background of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Alternatives Considered” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About The Reverse Stock Split,” “– Purposes and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” “– Disadvantages of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Conduct of Our Business After the Reverse Stock Split,” and “–Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “– Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” and “– Disadvantages of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Alternatives Considered,” and “– Opinion of Kidron” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” and “– Stockholder Approval” is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Kidron” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “– Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Kidron” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “–Opinion of Kidron” is incorporated herein by reference.

(c) Availability of Documents. Kidron Capital Advisors LLC’s (“Kidron”) presentation dated December 13, 2016 is attached as Annex B to the Proxy Statement. The full text of Kidron’s fairness opinion dated December 19, 2016 is attached as Annex C to the Proxy Statement.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Effects of the Reverse Stock Split” and “– Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Stock Purchases” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “– Stockholder Approval” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information about the Reverse Stock Split,” and “– Voting Information;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “– Stockholder Approval” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

(b) Pro forma Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION – Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

(a) Notice of Special Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 30, 2016).

(b) Not applicable.

(c)(i) Fairness Opinion of Kidron Capital Advisors LLC dated December 19, 2016 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(ii) Presentation dated December 13, 2016 of Kidron Capital Advisors LLC to the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIRECT INSITE CORP.

By:	/s/ Matthew E. Oakes
Matthew E. Oakes
Chairman of the Board of Directors, Chief Executive Officer and President

Dated: December 30, 2016

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Special Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on December 30, 2016).

(c)(i)	Fairness Opinion of Kidron Capital Advisors LLC dated December 19, 2016 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(ii)	Presentation dated December 13, 2016 of Kidron Capital Advisors LLC to the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.